

November 8, 2023

<u>Via Federal Express</u>

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe BZX Exchange, Inc.***
         Form 1 Amendment

Dear Mrs. Jackson:

On behalf of Cboe BZX Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit C (updated to reflect list of Directors and Committee Members);
- Exhibit J (updated to reflect any changes in names, titles, positions or term commencement dates and types of business of Officers and Directors);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and J currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Legal Head of Global Listings
913-815-7121
Signature executed at 9:00am on 11/08/23

Enclosure

---

[1] See Attachment for a comprehensive list of updates to Exhibits C and J

Attachment

Summary of changes made to Exhibit C:
- John Deters was removed as an Officer and Director on all applicable entities
- Arianne Adams was removed as an Officer and Director on all applicable enities
- Stephanie Foley's Officer title was changed to Executive Vice President, Chief Human Resource Officer on all applicable entities
- Cathy Clay's title Officers title was changed to EVP, Global Head of Derivatives on all applicable entities
- Adam Inzirillo's Officer title was changed to EVP, Global Head of DnA on all applicable entities

Summary of changes made to Exhibit J:
- John Deters was removed as an Officer and Director
- Arianne Adams was removed as an Officer and Director
- Stephanie Foley's Officer title was changed to Executive Vice President, Chief Human Resource Officer
- Cathy Clay's title Officers title was changed to EVP, Global Head of Derivatives
- Adam Inzirillo's Officer title was changed to EVP, Global Head of DnA

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION** **FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE** **OR EXEMPTION FROM REGISTRATION PURSUANT TO** **SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **11/08/23**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

23008227

1. State the name of the applicant: Cboe BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
    433 W Van Buren Steet
    Chicago, Illinois 60661

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
    (913) 815-7000   (913) 815-7119
    (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
    Kyle Murray   VP, Legal Head of Global Listings, Cboe BZX Exchange, Inc.   (913) 815-7121
    (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
    Pat Sexton
    433 W Van Buren Street
    Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership
    _____ Limited Liability Company _____ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
    (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
    (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 11/08/23   _____ _____   Cboe BZX Exchange, Inc.
        (MM/DD/YY)   (Name of Applicant)

By: _Kyle Murray_ [signature executed at 9:00am on 11/08/23]   Kyle Murray, VP, Legal Head of Global Listings
    (Signature)   (Printed Name and Title)
Subscribed and sworn before me this _see header_ day of _see header_, _see header_ by _see header_
                                                  (Month)   (Year)   (Notary Public)
My Commission expires ___see header___   County of __see header__   State of _see header_

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response: Please see below responses for the following entities:

A.   **Cboe Services Company**

1.   *Name*: Cboe Services Company
         Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
         Incorporated in Delaware under Section 101 of the General Corporation Law of
         the State of Delaware on June 29, 2007.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100%
         of the membership interests of Cboe Services Company. Cboe Services Company
         is the Exchange's 100% owner.

5.   *Brief description of business or functions*: Cboe Services Company is an
         intermediate holding company. Cboe Services Company is the intermediate
         holding company for Omicron Acquisition Corp., Cboe BZX Exchange, Inc.,
         Cboe BYX Exchange, Inc., Cboe Trading, Inc., and Cboe FX Holdings, LLC.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No change.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
         and persons performing similar functions*:

         Current Directors

         Current Officers
         • Dave Howson (President)
         • Cole Chmielewski (Vice President, Operations)
         • Jeff Connell (Vice President, Deputy Chief Regulatory Officer)
         • Brent Coonrod (Vice President, Software Engineering)
         • Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
         • Chris Isaacson (Executive Vice President and Chief Operating Officer)
         • Emily Mitchell (Vice President, Tax)
         • Kyle Murray (Vice President, Associate General Counsel)
         • Hemang Patel (Vice President, Project Management)
         • J. Patrick Sexton (Secretary)
         • Steven Sinclair (Vice President, Software Engineering)
         • Allen Wilkinson (Vice President and Controller)
         • Troy Yeazel (Senior Vice President, Operations)
         • Heidi Zenger (VP, Internal Audit)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. **Direct Edge LLC**

1. *Name*: Direct Edge LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. Copy of existing by-laws or corresponding rules or instruments: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Dave Howson (President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C.   Cboe BYX Exchange, Inc.

1.   *Name*: Cboe BYX Exchange, Inc.
         Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
         Incorporated in Delaware under Section 101 of the General Corporation Law of
         the State of Delaware on July 31, 2009.

4.   *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is
         wholly-owned by Bats Global Markets Holdings, Inc., which is also the
         Exchange's 100% owner. Cboe BYX Exchange, Inc. is a wholly-owned
         subsidiary of Cboe Global Markets, Inc. that operates as a U.S. securities
         exchange.

5.   *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as
         a registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
         and persons performing similar functions*:

         Current Directors
         • Bruce Andrews
         • Gilbert Bassett
         • Alexander Matturri
         • Kevin Murphy
         • Ananda Radhakrishnan
         • David Roscoe
         • Hillary Sale
         • Scott Wagner

         Current Officers
         • Dave Howson (President)
         • Alexandra Albright (SVP, Chief Compliance Officer)
         • Kristin Boyd (VP, Derivative Sales)
         • Carmen Brannan (VP, Government Relations)
         • Kevin Carrai (VP, Market Data and Access Services)
         • Cole Chmielewski (Vice President, Operations)
         • Bo Chung (SVP, Global Head of Sales & Index Licensing)

- Catherine Clay (EVP, Global Head of Derivatives)
- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (EVP, CFO, Treasurer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of DnA)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Andrew Lowenthal (SVP, Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

E.   Cboe EDGA Exchange, Inc.

1.   *Name*: Cboe EDGA Exchange, Inc.
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4.   *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5.   *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Securities Exchange Act of 1934.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      - Bruce Andrews
      - Gilbert Bassett
      - Alexander Matturri
      - Kevin Murphy
      - Ananda Radhakrishnan
      - David Roscoe
      - Hillary Sale
      - Scott Wagner

      Current Officers
      - Dave Howson (President)
      - Alexandra Albright (SVP, Chief Compliance Officer)
      - Kristin Boyd (VP, Derivative Sales)
      - Carmen Brannan (VP, Government Relations)
      - Kevin Carrai (VP, Market Data and Access Services)
      - Cole Chmielewski (Vice President, Operations)
      - Bo Chung (SVP, Global Head of Sales & Index Licensing)
      - Catherine Clay (EVP, Global Head of Derivatives)

- Gary Compton (VP, Communications)
- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (EVP, CFO, Treasurer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of DnA)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Andrew Lowenthal (SVP, Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F.   **Cboe EDGX Exchange, Inc.**

1.   *Name*: Cboe EDGX Exchange, Inc.
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4.   *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5.   *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      - Bruce Andrews
      - Gilbert Bassett
      - Alexander Matturri
      - Kevin Murphy
      - Ananda Radhakrishnan
      - David Roscoe
      - Hillary Sale
      - Scott Wagner

      Current Officers
      - Dave Howson (President)
      - Alexandra Albright (SVP, Chief Compliance Officer)
      - Kristin Boyd (VP, Derivative Sales)
      - Carmen Brannan (VP, Government Relations)
      - Kevin Carrai (VP, Market Data and Access Services)
      - Cole Chmielewski (Vice President, Operations)
      - Bo Chung (SVP, Global Head of Sales & Index Licensing)
      - Catherine Clay (EVP, Global Head of Derivatives)
      - Gary Compton (VP, Communications)

- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (EVP, CFO, Treasurer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of DnA)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Andrew Lowenthal (SVP, Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G.   **Cboe Exchange, Inc.**

1.   *Name*: Cboe Exchange, Inc.
        Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February
        8, 1972.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Exchange, Inc. is a registered
        national securities exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - Bruce Andrews
        - Gilbert Bassett
        - Alexander Matturri
        - Kevin Murphy
        - Ananda Radhakrishnan
        - David Roscoe
        - Hillary Sale
        - Scott Wagner

        Current Officers
        - Dave Howson (President)
        - Alexandra Albright (SVP, Chief Compliance Officer)
        - Kristin Boyd (VP, Derivative Sales)
        - Carmen Brannan (VP, Government Relations)
        - Kevin Carrai (VP, Market Data and Access Services)
        - Cole Chmielewski (Vice President, Operations)
        - Bo Chung (SVP, Global Head of Sales & Index Licensing)
        - Catherine Clay (EVP, Global Head of Derivatives)
        - Gary Compton (VP, Communications)
        - Jeff Connell (VP, Deputy Chief Regulatory Officer)

- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (EVP, CFO, Treasurer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of DnA)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Andrew Lowenthal (SVP, Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H.   Cboe C2 Exchange, Inc.

1.   *Name*: Cboe C2 Exchange, Inc.
     Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21, 2009.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered national securities exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
     - Bruce Andrews
     - Gilbert Bassett
     - Alexander Matturri
     - Kevin Murphy
     - Ananda Radhakrishnan
     - David Roscoe
     - Hillary Sale
     - Scott Wagner

     Current Officers
     - Dave Howson (President)
     - Alexandra Albright (SVP, Chief Compliance Officer)
     - Kristin Boyd (VP, Derivative Sales)
     - Carmen Brannan (VP, Government Relations)
     - Kevin Carrai (VP, Market Data and Access Services)
     - Cole Chmielewski (Vice President, Operations)
     - Bo Chung (SVP, Global Head of Sales & Index Licensing)
     - Catherine Clay (EVP, Global Head of Derivatives)
     - Gary Compton (VP, Communications)

- Jeff Connell (VP, Deputy Chief Regulatory Officer)
- Brent Coonrod (VP, Software Engineering)
- Gina DeRaimo (VP, Derivatives Institute)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
- Carmen Brannan Frazier (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (EVP, CFO, Treasurer)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Adam Inzirillo (EVP, Global Head of DnA)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Andrew Lowenthal (SVP, Business Development)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Hatice Unal (SVP, Infrastructure)
- Allen Wilkinson (VP and Controller)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Bruce Andrews
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## I.	Cboe Trading, Inc.

1.	*Name*: Cboe Trading, Inc.
	Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.	*Form of organization*: Corporation.

3.	*Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4.	*Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-owned by Cboe Services Company, which is also the Exchange's 100% owner.

5.	*Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Cboe Trading, Inc. provides routing of orders from the Exchange Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6.	*Copy of constitution*: Not applicable.

7.	*Copy of articles of incorporation or association and amendments*: No changes.

8.	*Copy of existing by-laws*: No changes.

9.	*Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

	Current Directors
	- Chris Isaacson

	Current Officers
	- Troy Yeazel (President)
	- Sydney Goodman (Treasurer/FINOP)
	- J. Patrick Sexton (Secretary)
	- Bryan Upp (Chief Compliance Officer)
	- Allen Wilkinson (Treasurer, FINOP)

10.	*Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J.   Omicron Acquisition Corp.

1.   *Name*: Omicron Acquisition Corp.
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4.   *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Omicron Acquisition Corp. is an intermediate holding company of Cboe Worldwide Holdings Limited.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors

        Current Officers
        - Dave Howson (President)
        - Jill Griebenow (Vice President)
        - Chris Isaacson (Vice President)
        - Emily Mitchell (Vice President)
        - J. Patrick Sexton (Secretary)
        - Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K.   <u>**Cboe FX Holdings, LLC**</u>

1.   *Name*: Cboe FX Holdings, LLC
         Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

         <u>Current Directors</u>
         - Cboe Services Company (Managing Member)

         <u>Current Officers</u>
         - Dave Howson (President)
         - Jill Griebenow (Vice President)
         - Chris Isaacson (Vice President)
         - Emily Mitchell (Vice President)
         - J. Patrick Sexton (Secretary)
         - Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L.   **Cboe FX Markets, LLC**

1.   *Name*: Cboe FX Markets, LLC
      Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      - None

      Current Officers
      - Dave Howson (President)
      - Alexandra Albright (Chief Compliance Officer)
      - James Enstrom (SVP, Chief Audit Executive)
      - Todd Furney (Chief Risk Officer)
      - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
      - Jill Griebenow (SVP & Chief Accounting Officer)
      - Greg Hoogasian (SVP, Chief Regulatory Officer)
      - Chris Isaacson (EVP)
      - Andrew Lowenthal (SVP, International Expansion and Business Development)
      - Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
      - J. Patrick Sexton (EVP, General Counsel, and Corporate Secretary)
      - Jonathan Weinberg (Vice President, Head of FX)
      - Allen Wilkinson (VP and Controller)
      - Vivian Yiu (VP, FX Chief Operating Officer)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

M.   **Cboe FX Services, LLC**

1.   *Name*: Cboe FX Services, LLC
       Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*:   No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       - None

       Current Officers
       - Dave Howson (President)
       - Barry Calder (Head of Liquidity & Client Services)
       - Jill Griebenow (Vice President)
       - Chris Isaacson (Vice President)
       - Andrew Lowenthal (Vice President)
       - Emily Mitchell (Vice President)
       - J. Patrick Sexton (Secretary)
       - Allen Wilkinson (VP and Controller)
       - Cboe FX Holdings, LLC (Member)

10.   Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

N.   **Cboe FX Europe Limited**

1.   *Name*: Cboe FX Europe Limited
Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*:   Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - Natan Tiefenbrun

    Current Officers
    - Karl Spielmann (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O.   **Cboe FX Asia Pte. Limited**

1.   *Name*: Cboe FX Asia Pte. Limited
        Address: Marina Blvd. #28-00, One Marina Boulevard, Singapore (049318)

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Singapore under the Companies Act (Cap. 50) on February 23,
        2015.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is
        wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the
        Exchange.

5.   *Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an
        institutional spot foreign exchange market.

6.   *Copy of constitution*: No changes.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Ng Lip Chih (Singapore Nominee)

        Current Officers
        • Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
        • Tan Zhe Lei, Secretary (Allen & Gledhill)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

P. **Cboe Europe Limited**

1. *Name*: Cboe Europe Limited
   Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Richard Balarkas (INED)
   - Eleanor Beasley (Observer)
   - Angelo Evangelou (Executive)
   - Ted Hood (INED)
   - Dave Howson (Director)
   - Catherine Langlais
   - Michael Lawton
   - Irina Sonich-Bright
   - Natan Tiefenbrun
   - Kristian West (NED)

   Current Officers
   - Jerry Avenell (Vice President, Sales)
   - Alex Dalley (Vice President, Sales)
   - Nick Dutton (Chief Regulatory Officer)
   - Angelo Evangelou (Chief Policy Officer)

- Tim Lipscomb (Chief Operations Officer)
- Stephanie Renner (Chief Financial Officer)
- Irina Sonich-Bright (Product Manager)
- Karl Spielmann (Secretary)
- Natan Tiefenbrun (President, Cboe Europe)

Standing Committees

Audit, Risk and Compliance Committee
- Richard Balarkas
- Ted Hood
- Catherine Langlais
- David Lawton

Remuneration Committee
- Rebecca Fuller
- Ted Hood
- Kristian West

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q.   Cboe Chi-X Europe Limited

1.   *Name*: Cboe Chi-X Europe Limited
       Address: 5ᵗʰ Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4.   *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5.   *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited. As of November 2018 this company remains dormant.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       - Nick Dutton
       - Karl Spielmann
       - Jon Weinberg

       Current Officers
       - Nick Dutton (Chief Regulatory Officer)
       - Karl Spielmann (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R.   **Cboe SEF, LLC**

1.   *Name*: Cboe SEF, LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4.   *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Cboe Services Company, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Bruce Andrews
   - Gilbert Bassett
   - Kevin Murphy
   - Anada Radhakrishnan
   - Miguel Rivera
   - David Roscoe
   - Hillary Sale
   - Scott Wagner

   Current Officers
   - Dave Howson (President)
   - Alexandra Albright (Senior Vice President and Chief Compliance Officer)
   - Gary Compton (Vice President, Communications)
   - James Enstrom (Senior Vice President & Chief Audit Executive)
   - Angelo Evangelou (SVP, Chief Policy Officer)
   - Stacie Fleming (SVP, Marketing and Communications)
   - Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
   - Todd Furney (SVP, and Chief Risk Officer)

- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Chris Isaacson (Executive Vice President & COO)
- Tim Lipscomb (Senior Vice President, Chief Technology Officer)
- Andrew Lowenthal (Senior Vice President, International Expansion and Business Development)
- Stephanie Marrin Lara (Vice President, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Stephanie Renner (Senior Vice President, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Jon Weinberg (Vice President, Head of FX)
- Allen Wilkinson (VP and Controller)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (Vice President, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S.   <u>**Cboe Worldwide Holdings Limited**</u>

1.   *Name*: Cboe Worldwide Holdings Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4.   *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe Hong Kong Limited, Cboe UK Limited, and Cboe FX Asia Pte. Limited.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Dave Howson

   <u>Current Officers</u>
   - Karl Spielmann (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T. **Cboe Global Markets, Inc.**

1. *Name*: Cboe Global Markets, Inc.
   Address: 433 W. Van Buren St., Chicago, Illinois 60607

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4. *Brief description of nature and extent of affiliation*: Cboe Global Markets, Inc. is one of the world's largest exchange holding companies, offering cutting-edge trading and investment solutions to investors around the world.

5. *Brief description of business or functions:* Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - William Farrow
   - Edward Fitzpatrick
   - Ivan Fong
   - Janet Froetscher
   - Jill Goodman
   - Alexander Matturi
   - Jennifer McPeek
   - Roderick Palmore
   - James Parisi
   - Joe Ratterman
   - Eugene Sunshine
   - Fredric Tomczyk

   Current Officers
   - Dave Howson (President)
   - Catherine Clay (EVP, Global Head of Derivatives)
   - Stephanie Foley (EVP, Chief Human Resources Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Greg Hoogasian (EVP, Chief Regulatory Officer)
   - Chris Isaacson (EVP and COO)

- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

Compensation Committee
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi
- Fredric Tomczyk

Audit Committee
- William Farrow
- Jennifer McPeek
- Michael Richter
- James Parisi
- Alexander Matturri

Nominating and Governance Committee
-
- Jill Goodman
- Roderick Palmore
- Jill Sommers
- Eugene Sunshine
- Janet Froetscher

Finance and Strategy Committee
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Fredric Tomzcyk

Risk Committee
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Ivan Fong

ATS Oversight Committee
- Jennifer McPeek
- Jamie Parisi
- Joseph Ratterman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U.   Cboe Futures Exchange, LLC

1.   *Name*: Cboe Futures Exchange, LLC
        Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
        July 16, 2002.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a
        designated contract market (DCM) approved by the Commodity Futures Trading
        Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic
        futures exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Gilbert Bassett, Jr.
        • Andrews Bruce
        • Kevin Murphy
        • Ananda K. Radhakrishnan
        • Miguel A. Rivera
        • David Roscoe
        • Hillary Sale
        • Scot Wagner

        Current Officers
        • Dave Howson (President)
        • Alexandra Albright (SVP and Chief Compliance Officer)
        • Kristin Boyd (Vice President, Derivative Sales)
        • Kevin Carrai (Vice President, Market Data and Access Services)
        • Cole Chmielewski (Vice President, Operations)
        • Catherine Clay (EVP, Global Head of Derivatives)
        • Gary Compton (VP, Communications)
        • James Enstrom (Senior Vice President & Chief Audit Executive)

- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
- Todd Furney (Senior Vice President and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Chris Isaacson (Executive Vice President, COO)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Tim Lipscomb (SVP, Chief Technology Officer)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, International Expansion, Business Development)
- Emily Mitchell (Vice President, Tax)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel)
- Stephanie Renner (SVP, Finance)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (Senior Vice President, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive
- Michael Gorham

Regulatory Oversight Committee
- Michael Gorham
- Gilbert Bassett
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V.   Cboe Building Corporation

1.   *Name*: Cboe Building Corporation
        Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8,
        1980.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Owns facility used by Cboe Global
        Markets, Inc.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors

        Current Officers
        • Dave Howson (President)
        • Jill Griebenow (Vice President
        • Chris Isaacson (Vice President)
        • Marc Magrini (Vice President)
        • Emily Mitchell (Vice President)
        • J. Patrick Sexton (Secretary)
        • Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

W.   **Cboe, LLC**

1.   *Name*: Cboe, LLC
       Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
       August 22, 2001.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe, LLC is a limited liability
       company member of OneChicago, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors

       Current Officers
       - Dave Howson (President)
       - Catherine Clay (Vice President)
       - Jill Griebenow (Vice President)
       - Chris Isaacson (Vice President)
       - Emily Mitchell (Vice President)
       - J. Patrick Sexton (Secretary)
       - Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

X.   Cboe III, LLC

1.   *Name*: Cboe III, LLC
      Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      May 2, 2014.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company for investment in
      Tradelegs, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors

      Current Officers
      - Dave Howson (President)
      - Jill Griebenow (Vice President)
      - Chris Isaacson (Vice President)
      - Emily Mitchell (Vice President)
      - J. Patrick Sexton (Secretary)
      - Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

Y. **Cboe Bats, LLC**

1. *Name*: Cboe Bats, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   September 25, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Chris Isaacson

   Current Officers
   - Dave Howson (President)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Corporate Strategy)
   - Cole Chmielewski (VP, Operations)
   - Bo Chung (SVP, Global Sales and Index Licensing)
   - Catherine Clay (EVP, Global Head of Derivatives)
   - Gary Compton (VP, Corporate Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (Vice President, Software Engineering)
   - Gina DeRaimo (VP, Cboe Derivatives Institute)
   - Laura Dickman (VP, Associate General Counsel)
   - James Enstrom (SVP, Chief Audit Executive)
   - Angelo Evangelou (SVP, Market Policy and Government Affairs)
   - Stacie Fleming (SVP, Marketing and Communications)
   - Stephanie Foley (Executive Vice President, Chief Human Resource Officer)
   - Carmen Frazier (VP, Government Relations)
   - Todd Furney (SVP, Chief Risk Officer)
   - Jaime Galvan (VP, Associate General Counsel)

- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- John Hiatt (VP, Product Development)
- Kenneth Hill (Investor Relations Vice President)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Michael Hollingsworth (VP, Global Head of Data and Analytics)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (EVP, Global Head of DnA)
- Michael Izhaky (Vice President, Head of Capital Efficiencies)
- Adam Kreis (VP, Associate General Counsel)
- Vivek Kumar (Deputy Chief Information Security Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- James Lisak (VP, Associate General Counsel)
- Andrew Lowenthal (SVP, Global Expansion & Business Development, Global Strategy))
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Anthony Montesano (VP, Derivatives, Head of Market Structure)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulations)
- Arthur Reinstein (SVP, Deputy General Counsel)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Steven Sinclair (VP, Software Engineering)
- Eileen Smith (VP, Data and Analytics)
- Crystal Stanfield (VP, Global Talent Acquisition)
- Natan Tiefenbrun (Head of Equities)
- Daniel Watkins (Chief Operating Officer – Europe)
- Jonathan Weinberg (Vice President, Head of FX)
- Allen Wilkinson (Vice President and Controller)
- Troy Yeazel (SVP, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z. **Cboe Livevol, LLC**

1. *Name*: Cboe Livevol, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 29, 2015.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Livevol, LLC provides equity and index options technology for professional and retail traders, which includes options strategy backtesting, trade analysis and volatility modeling technologies and historical data.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Andrew Lowenthal
- Catherine Clay

Current Officers
- Dave Howson (President)
- Alexandra Albright (Chief Compliance Officer)
- Catherine Clay (Vice President)
- Brent Coonrod (Vice President)
- James Enstrom (Chief Audit Executive)
- Todd Furney (Chief Risk Officer)
- Jennifer Golding (Vice President)
- Jill Griebenow (Vice President)
- Chris Isaacson (Vice President)
- Michael Hollingsworth (Vice President)
- Andrew Lowenthal (Vice President)
- Emily Mitchell (Vice President)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AA.   **Cboe UK Limited**

1.   *Name*: Cboe UK Limited
       Address: 5th Floor, The Monument Building, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Limited Company.

3.   *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Marketing and business development services in the U.K. and other European countries to promote products and services on behalf of Cboe and CFE.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Natan Tiefenbrun

Current Officers
- Karl Spielmann (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BB.   Cboe Vest, LLC

1.   *Name*: Cboe Vest, LLC
Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), December 10, 2015.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company of majority equity investment in Cboe Digital and holds interest in The Vest Financial Group Inc.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors

      Current Officers
      - Dave Howson (President)
      - Catherine Clay (Vice President)
      - Jill Griebenow (Vice President)
      - Chris Isaacson (Vice President)
      - Emily Mitchell (Vice President)
      - J. Patrick Sexton (Secretary)
      - Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CC.   Loan Markets, LLC

1.   *Name*: Loan Markets, LLC
      Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 11, 2015.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company for investment in American Financial Exchange, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors

        Current Officers
        - Dave Howson (President)
        - Jill Griebenow (Vice President)
        - Chris Isaacson (Vice President)
        - Andrew Lowenthal (Vice President)
        - Emily Mitchell (Vice President)
        - J. Patrick Sexton (Secretary)
        - Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DD.   Cboe Data Services, LLC

1.   *Name*: Cboe Data Services, LLC
        Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
        February 21, 2006.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Data Services, LLC sells market
        data.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

Current Officers
- Dave Howson (President)
- Alexandra Albright (Chief Compliance Officer)
- Kevin Carrai (Vice President)
- Catherine Clay (Vice President)
- James Enstrom (Chief Audit Executive)
- Todd Furney (Chief Risk Officer)
- Jennifer Golding (Vice President)
- Jill Griebenow (Vice President)
- Chris Isaacson (Vice President)
- Andrew Lowenthal (Vice President)
- Emily Mitchell (Vice President)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EE.   Cboe Vest Group, Inc.

1. *Name*: Cboe Vest Group, Inc.
   Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of Cboe Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Catherine Clay

Current Officers

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

FF.   Cboe Hong Kong Limited

1.   *Name*: Cboe Hong Kong Limited
         Address: 6th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4.   *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

<u>Current Directors</u>
- Andy Lowenthal

<u>Current Officers</u>
- Consec Services Limited (Company Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GG.   Cboe Silexx, LLC

1. *Name*: Cboe Silexx, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx order execution management system business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

<u>Current Directors</u>

<u>Current Officers</u>
- Dave Howson (President)
- Alexandra Albright (Chief Compliance Officer)
- Catherine Clay (Vice President)
- Brent Coonrod (Vice President)
- James Enstrom (Chief Audit Executive)
- Todd Furney (Chief Risk Officer)
- Jennifer Golding (Vice President)
- Jill Griebenow (Vice President)
- Michael Hollingsworth (Vice President)
- Chris Isaacson (Vice President)
- Emily Mitchell (Vice President)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HH.   Digital Asset Benchmark Administration, LLC

1.   *Name*: Digital Asset Benchmark Administration, LLC
       Address: 433 West Van Buren Street, Chicago, Illinois 60607

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
       October 17, 2017.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Digital Asset Benchmark
       Administration, LLC licenses Gemini-related data.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors

       Current Officers
       • Dave Howson (President)
       • Alexandra Albright (Chief Compliance Officer)
       • Catherine Clay (Vice President)

- James Enstrom (Chief Audit Executive)
- Todd Furney (Chief Risk Officer)
- Jennifer Golding (Vice President))
- Jill Griebenow (Vice President)
- Chris Isaacson (Vice President)
- Emily Mitchell (Vice President)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II.   **CBOE Europe B.V.**

1.   *Name*: CBOE Europe B.V.
      Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2.   *Form of organization*: Besloten Vennootschap (comparable with Private Company Limited)

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in the United Kingdom on August 1, 2018.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions:* The business is very broad, encompassing the operation of a regulated market and an approved publication arrangement, and all other businesses that may be ancillary or useful for the above operations

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Alex Dalley
- Michael Perez
- Ruben Hilhorst
- Natan Tiefenbrun

Current Officers
- Ruben Hilhorst (Head of Compliance)
- Jenny Trahant (Director, Trade Desk)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJ.   Cboe Off-Exchange Services, LLC

1. *Name*: Cboe Off-Exchange Services, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), January 31, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Dave Howson (President)
   - Jill Griebenow (Vice President)
   - Chis Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - J. Patrick Sexton (Secretary)
   - Allen Wilkinson (VP and Controller)

- Cboe Global Markets, Inc. (Sole Stockholder)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK. Cboe Global Indices, LLC

1. *Name*: Cboe Global Indices, LLC
   Address: 433 West Van Buren Street, Chicago, Illinois 60607

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act and operates a financial index calculation, administration and distribution business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Catherine Clay

   Current Officers
   - Dave Howson (President)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Chris Bialka (Vice President and Global head of CGI)
   - Kevin Carrai (Vice President)
   - Bo Chung (Vice President)
   - Catherine Clay (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)

- Jill Griebenow (Vice President)
- Rob Hocking (Vice President)
- Michael Hollingsworth (Vice President)
- Chris Isaacson (Vice President)
- Emily Mitchell (Vice President)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LL.   Cboe Switzerland GmbH

1.   *Name*: Cboe Switzerland GmbH
       Address: c/o Format A AG
       Pfingstweidstrasse 102b 8005 Zurich

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Switzerland under Article 777c and Article 633, November 18,
       2019.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Worldwide Holdings Limited.

5.   *Brief description of business or functions:* Operate an electronic trading platform
       for financial contracts and instruments as well as to provide services in this
       business are to Group affiliate.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors

       Current Officers
       • Roman Sturzenegger
       • Jonathan Weinberg

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

MM. Hanweck Associates, LLC

1. *Name*: Hanweck Associates, LLC
    Address: 30 Broad Street, Floor 42, New York, NY 10004

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated under provisions of the New York State Limited Liability Company
    Law on November 25, 2003.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary
    acquired by Cboe Global Markets, Inc. on February 3, 2020.

5. *Brief description of business or functions:* The Company is organized for the
    purpose of engaging in any lawful activity for which limited liability companies
    may be organized under the Act. Hanweck Associates, LLC provides real-time
    risk and margin analytics on global derivatives markets.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: Not
    applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    *   Chris Isaacson

    Current Officers
    *   Dave Howson (President)
    *   Alexandra Albright (Vice President and Chief Compliance Officer)
    *   Catherin Clay (Vice President)
    *   Jim Enstrom (Vice President and Chief Audit Executive)
    *   Todd Furney (Vice President and Chief Risk Officer)
    *   Jennifer Golding (Vice President and Chief Litigation Officer)
    *   Jill Griebenow (Vice President)
    *   Rob Hocking (Vice President)
    *   Chris Isaacson (Chief Operating Officer)
    *   Emily Mitchell (Vice President)
    *   J. Patrick Sexton (Secretary)
    *   Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NN.   Hanweck Associates Pte. Ltd.

1.   *Name*: Hanweck Associates Pte. Ltd.

Address: 1 Marina Bouleard #28-00, One Marina Boulevard, Singapore, 018989, Singapore

2.   *Form of organization*: Private Company Limited by Shares

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act (Cap. 50) in Singapore on May 30, 2019.

4.   *Brief description of nature and extent of affiliation*: Hanweck Associates Pte. Ltd. is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. Hanweck Associates Pte. Ltd. provides real-time risk and margin analytics on global derivatives markets.

6.   *Copy of constitution*: No changes.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        <u>Current Directors</u>
- Ng Lip Chih

        <u>Current Officers</u>
- Ang Yee Koon Daphne (Secretary)
- Tan Zhe Lei (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OO.   <u>Cboe Europe Indices B.V.</u>

1.   *Name*: Cboe Europe Indices B.V.

Address: 1212 Gustav Mahlerlaan, 1081LA Amsterdam, Netherlands

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - Joe Green
    - Ruben Hilhorst
    - Natan Tiefenbrun

    Current Officer
    - Joe Green
    - Ruben Hilhorst

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

PP.   Cboe Canada Holdings, ULC

1. *Name*: Cboe Canada Holdings, ULC
   Address: Suite 2600, Three Bentall Centre
   595 Burrard Street, Vancouver BC V7X 1L3 Canada

2.   *Form of organization*: Unlimited Liability Corporation

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated under the Business Corporation Act on April 22, 2020.

4.   *Brief description of nature and extent of affiliation*: Cboe Canada Holdings, ULC is a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5.   *Brief description of business or functions:* Cboe Canada Holdings, ULC is an intermediate holding company.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

Current Officer
- Dave Howson (President)
- Jill Griebenow (Vice President)
- Chris Isaacson (Vice President)
- J. Patrick Sexton (Secretary)
- Allen Wilkinson (VP and Controller)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

QQ. **Cboe Clear Europe**

1.   *Name*: Cboe Clear Europe
Address: Strawinskylaan 1847, Tower I, Level 3
1077 XX Amsterdam, Netherlands

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on February 28th, 2007.

4.   *Brief description of nature and extent of affiliation*: Cboe Clear Europe was acquired by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions:* The Cboe Clear Europe formed to provide equities clearing and settlement services throughout Europe

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Supervisory Board
   - Stephanie Renner
   - Clotilde Bouchet (Independent)
   - Peter Bezemer (Independent)
   - Edward Hughes
   - Tim Lipscomb
   - Vikesh Patel
   - Stephanie Renner
   - Arnoud Siegmann
   - Natan Tiefebrun

   Current Officer
   - Vikesh Patel (President)
   - Cboe Worldwide Holdings Limited (Sole Stockholder)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

RR.   TriAct Canada Marketplace LP

1.   *Name*: TriAct Canada Marketplace LP
      Address: 130 King Street West, Suite 1050
      Toronto, Ontario Canada

2.   *Form of organization*: Limited Partnership

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated under the Nova Scotia Companies Act on January 31, 2005.

4.	*Brief description of nature and extent of affiliation*: TriAct Canada Marketplace LP is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5.	*Brief description of business or functions:* The TriAct Canada Marketplace LP serves as an the operational operator of the alternative trading system, MatchNow.

6.	*Copy of constitution*: Not applicable.

7.	*Copy of articles of incorporation or association and amendments*: No changes.

8.	*Copy of existing by-laws*: Not applicable.

9.	*Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

	Current Directors
	- None

	Current Officers
	- Bryan Christopher Blake (CEO)
	- Gregory Leonard Davies (CFO)
	- Lorna Pile (Chief Compliane Officer)

10.	*Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**SS.	MATCHNow GP ULC**

1.	*Name:* MATCHNow GP ULC (f/k/a TCM Corp.)
	Address: 4222 Bay Street Toronto Ontario, Vancouver, B.C., Canada

2.	Form of organization: Unlimited Liability Company

3.	*Name of state, statute under which organized and date of incorporation*: Incorporated under the British Columbia Business Corporations Act on November 4, 2020

4.   *Brief description of nature and extent of affiliation*: MATCHNow GP ULC (f/k/a TCM Corp.) is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Cboe Services Company.

5.   *Brief description of business or functions:* MATCHNow GP ULC (f/k/a TCM Corp.) helps support an operational alternative trading system. MATCHNOW GP ULC is the general partner of TriAct Canada Marketplace LP.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Bryan Christopher Blake
- Adam Inzirillo

Current Officers
- Bryan Christopher Blake (CEO)
- Gregory Leonard Davies (CFO)
- Lorna Pile (Chief Compliance Officer)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

TT.   Cboe Netherlands Services Company B.V

1.   *Name*: Cboe Netherlands Services Company B.V.
Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2.   *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated and registered with the Dutch Chamber of Commerce on October 12, 2020.

4.   *Brief description of nature and extent of affiliation*: Cboe Netherlands Services Company B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5.   *Brief description of business or functions:* Cboe Netherlands Services Company B.V. business is broad; providing technical support, operational support, managerial services, and other businesses that may be ancillary or useful for the above operations.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ruben Hilhorst
   - Natan Tiefebrun

   Current Officers

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

UU.   BIDS Holdings GP LLC

1.   *Name*: BIDS Holdings GP LLC
       Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4.   *Brief description of nature and extent of affiliation*: BIDS Holdings GP LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

Current Officers
- Stephen Berte (President)
- T.R. Lazo (Vice President)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

VV.   **BIDS Holdings LP**

1.   *Name*: BIDS Holdings LP
        Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2.   *Form of organization*: Limited Partnership

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings LP is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited partnership may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officers
   - Stephen Berte (President)
   - T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

WW. BIDS Trading, LP

1. *Name*: BIDS Trading, LP
   Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Trading, LP is a subsidiary of BIDS Holdings LP, which is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized to develop a securities trading platform and other products that will enhance the range of services available to the limited partners of the Limited Partner and their respective clients and enhance efficiencies for and reduce the costs of such services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors

    Current Officers
    *   Stephen Berte (President)
    *   T.R. Lazo (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

XX.   BIDS Global Services, LLC

1. *Name*: BIDS Global Services, LLC
    Address: 1 Liberty Plaza, 165 Broadway, 23rd Floor, New York, NY 10006

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on September 20, 2016.

4.   *Brief description of nature and extent of affiliation*: BIDS Global Services, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc. and is the intermediate holding company for BIDS Trading.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

Current Officers
- Stephen Berte (President)
- T.R. Lazo (Vice President)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

YY.   BIDS Trading Technologies, Ltd.

1.   *Name*: BIDS Trading Technologies, Ltd.
        Address: 2200 HSBC Building, 885 West Georgia Street, Vancouver, BC, Canada 101

2.   *Form of organization*: Private Company Limited by Shares

3.　　*Name of state, statute under which organized and date of incorporation*: Incorporated and registered under the Business Corporations Act in British Columbia Canada on September 2, 2009.

4.　　*Brief description of nature and extent of affiliation*: BIDS Trading Technologies, Ltd. is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5.　　*Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Technologies Ltd. provides development, support and other services in connection with he ongoing support of the BIDS ATS.

6.　　*Copy of constitution*: Not applicable.

7.　　*Copy of articles of incorporation or association and amendments*: No changes.

8.　　*Copy of existing by-laws*: Not applicable.

9.　　*Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Stephen Berte

Current Officers
- Stephen Berte (President and Secretary)

10.　　*Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

ZZ.　**BIDS Trading Limited**

1.　　*Name*: BIDS Trading Limited
Address: St. James's Square, Suite 1, 3rd Floor 11-12, London, SW1Y 4LB, United Kingdom

2.　　*Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on May 12, 2015.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Limited is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act. BIDS Trading Ltd. provides development, support and other service in connection with the ongoing support of the BIDS ATS.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - Stephen Berte
    - Simon Monson
    - Nicole Masse

    Current Officers
    - Jordan Trust Company (Company Secretary)
    - BIDS Global Services LLC (Sole Member)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AAA. Cboe Data and Access Solutions China, LLC

1. *Name*: Cboe Data and Access Solutions China, LLC
    Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on May 25, 2021.

4.   *Brief description of nature and extent of affiliation*: Cboe Data Services was
        formed as a subsidiary of Cboe Data Services, LLC.

5.   *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity for which private companies may be
        organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors

        Current Officers
        - Kevin Carrai (Vice President)
        - Catherin Clay (Vice President)
        - Jill Griebenow (Vice President)
        - Chris Isaacson (Vice President)
        - Emily Mitchell (Vice President)
        - J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

BBB.   Cboe Fixed Income Markets, LLC

1.   *Name*: Cboe Fixed Income Markets, LLC
        Address: 1209 Orange Street, Wilmington, Delaware 19801

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on May 25, 2021.

4.   *Brief description of nature and extent of affiliation*: Cboe Data Services was formed as a subsidiary of Cboe Services Company.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors

Current Officers
- Jill Griebenow
- Michael Margolis
- J. Patrick Sexton (Secretary)
- Jonathan Weinberg
- Allen Wilkinson
- Vivian Yiu (Interim President)
- Cboe Services Company (Sole Member)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CCC. Chi-X Holdings Limited

1.   *Name*: Chi-X Holdings Limited
      Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2.   *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the
    Laws of Hong Kong) on February 17, 2016.

4. *Brief description of nature and extent of affiliation*: Chi-X Holdings Limited was
    acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
    purpose of engaging in any lawful activity for which private companies may be
    organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - David Howson (Chair)
    - Christopher Andrew Isaacson

    Current Officers

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

DDD. Cboe Asia Pacific Holdings Limited

1. *Name*: Cboe Asia Pacific Holdings Limited
    Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2. *Form of organization*: Limited Company

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on January 13, 2016.

4.   *Brief description of nature and extent of affiliation*: Cboe Asia Pacific Holdings Limited was acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - David Howson (Chair)
   - Christopher Andrew Isaacson

   Current Officers
   - Dave Howson (CEO

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EEE. Cboe Technology Hong Kong Limited

1.   *Name*: Cboe Technology Hong Kong Limited
        Address: 5705, 57th Floor, The Center, 99 Queen's Road Central, Hong Kong

2.   *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) on September 14, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Technology Hong Kong Limited was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - Dave Howson, Chair
   - Christopher Andrew Isaacson

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FFF. Cboe Australia Pty Ltd

1. *Name*: Cboe Australia Pty Ltd
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001on February 7, 2008.

4.   *Brief description of nature and extent of affiliation*: Cboe Australia Pty Ltd was acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Ade Cordell
- David Howson
- Christopher Andrew Isaacson
- Vic Jokovic
- David Morgan (JCF)
- David Trude (Independent)

Current Officers
- Michael Somes, Company Secretary

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GGG. Cboe Australia Services Pty Ltd

1.   *Name*: Cboe Australia Services Pty Ltd
      Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2.   *Form of organization*: Limited Company

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001 on February 10, 2002.

4.   *Brief description of nature and extent of affiliation*: Cboe Australia Services Pty Ltd was acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
     - David Howson
     - Vic Jokovic
     - David Trude

     Current Officers
     - Michael Somes (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HHH. Middlebury Holdings Pty Ltd

1.   *Name*: Middlebury holdings Pty Ltd
      Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2.   *Form of organization*: Limited Company

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Victoria under the Corporations Act 2001 on January 27, 2016.

4.   *Brief description of nature and extent of affiliation*: Middlebury Holdings Pty Ltd
      was acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
      purpose of engaging in any lawful activity for which private companies may be
      organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ade Cordell
      - David Howson
      - Christopher Andrew Isaacson
      - Vic Jokovic
      - David Morgan (JCF)
      - David Trude (independent)

      Current Officers
      - Michael Somes, Company Secretary

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

III.   <u>**Cboe Japan Limited**</u>

1.   *Name*: Cboe Japan Limited
      Address: Shin-Toyo Akasaka Building 4-9-25 Minato-ku, Tokyo, Japan 107-0052

2.   *Form of organization*: Limited Company

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Japan on March 17, 2009.

4.   *Brief description of nature and extent of affiliation*: Cboe Japan Limited was
      acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
      purpose of engaging in any lawful activity for which private companies may be
      organized under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      <u>Current Directors</u>
      • Ade Cordell
      • David Howson
      • Toru Irokawa
      • Christopher Andrew Isaacson
      • Amy Nashida (Independent)
      • Thierry Porte

      <u>Current Officers</u>

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

JJJ.   Cboe Technology Philippines Inc.

1.   *Name*: Cboe Technology Philippines Inc.
        Address: 10th Floor Unit AB, North Tower, Rockwell Business Center Sheridan
        Sheridan Street Corner United Street, Highway Hills, Manadaluyong City

2.   *Form of organization*: Corporation

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Philippines under Corporation Code of the Philippines and
        Foreign Investments Act of 1991 on May 1, 1980.

4.   *Brief description of nature and extent of affiliation*: Cboe Technology Philippines
        Inc. was acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Troy Yeazel
        • Timothy Lipscomb
        • Maria Aldeguer (CAO)

        Current Officers
        • Elaine Reyes-Rodolfo, Company Secretary
        • Francis Nacpil, Treasurer

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

KKK. **Cboe Digital Holdings, Inc.**

1. *Name*: Cboe Digital Holdings, Inc.
    Address: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Delaware under Section 101 of the General Corporation Law of
    the State of Delaware on September 16, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Digital Holdings, Inc.
    is wholly-owned by Cboe Services Company which is also the Exchange's 100%
    owner.

5. *Brief description of business or functions:* The Company is organized for the
    purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    • Chris Isaacson

    Current Officers
    • Chris Isaacson (Vice President)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

LLL. **Cboe Digital Intermediate Holdings, LLC**

1. *Name*: Cboe Digital Intermediate Holdings, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Digital Intermediate Holdings, LLC was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Cristobal Conde
   - Chris Isaacson
   - Ananda Radhakrishnan
   - Margaret Wiermanski
   - Steven Winter

   Current Officers
   - John Palmer (President)
   - Chris Isaacson (Vice President)
   - Bryan Stuart (Senior Director, Finance)
   - Cboe Digital Holdings, LLC

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MMM.   **Cboe Clear Digital, LLC**

1.   *Name*: Cboe Clear Digital, LLC
       Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2.   *Form of organization*: Limited Liability Corporation

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Delaware under Section 101 of the General Corporation Law of
       the State of Delaware on October 16, 2017.

4.   *Brief description of nature and extent of affiliation*: Cboe Clear Digital, LLC
       acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
       purpose of engaging in any lawful activity under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Cristobal Conde
       • Chris Isaacson
       • Ananda Radhakrishnan
       • Margaret Wiermanski
       • Steven Winter

       Current Officers
       • John Palmer (President)
       • Chris Isaacson (Vice President)
       • Benjamin Lawson (Chief Information Security Officer)
       • Nataliya Manina (Chief Compliance Officer)
       • Joseph McGlawn (Senior Director, Head of Clearing)
       • Vidhu Singh (Chief Risk Officer)
       • Bryan Stuart (Chief Financial Officer)
       • Cboe Clear Digital Holdings, LLC (Member)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

NNN. Cboe Clear Digital Holdings, LLC

1. *Name*: Cboe Clear Digital Holdings, LLC
   Address: 160 Greentree Dr., Suite 101, Dover, Delaware 19904

2. *Form of organization*: Limited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Clear Digital Holdings, LLC was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   Current Officer
   - John Palmer (President)
   - Jessica Darmoni (Head of Marketing)
   - John Denza (Chief Commercial Officer)
   - Ian Grieves Head of Product Development)
   - Joshua Iverson (Risk Analyst)
   - Benjamin Lawson (Head of Information Security)
   - Nataliya Manina (Chief Compliance Officer)
   - Joseph McGlawn (Head of Clearing Operations)
   - Suresh Movva (Chief Operating Officer)
   - Nick Perak (Head of Marketing Operations)
   - Vidhu Singh (Chief Risk Officer)
   - Bryan Stuart (Chief Financial Officer)
   - Cboe Digital Holdings, Inc.(Member)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OOO. <u>Aequitas Innovations Inc.</u>

1. *Name*: Aequitas Innovations Inc.
    Address: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Canada under section 178 of the Canada Business Corporation
    Act on May 30, 2013.

4. *Brief description of nature and extent of affiliation*: Aequitas Innovations Inc. was
    acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
    purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    <u>Current Directors</u>
    - Perry Dellelce
    - Lori-Ann Beausoleil
    - Dave Howson
    - Adam Inzirillo
    - Greg Mills
    - Joseph Schmitt
    - Ian Telfer

    <u>Officers</u>
    - Joseph Schmitt (President and CEO)
    - Perry Dellelce (ChairPerson)
    - Terry Mack (Chief Financial Officer)
    - Erik Sloane (Chief Revenue Officer)
    - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

PPP. <u>**Aequitas EVO Connect Inc.**</u>

1. *Name*: Aequitas EVO Connect Inc.
   Address: 155 University Avenue, Suite 4, Toronto, ON M5H 3B7 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Canada under section 178 of the Canada Business Corporation Act on March 9, 2015.

4. *Brief description of nature and extent of affiliation*: Aequitas EVO Connect Inc. was acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Perry Dellelce
   - Dave Howson
   - Joseph Schmitt

   <u>Officers</u>
   - Joseph Schmitt (Chief Executive Officer)
   - Terry Mack (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

QQQ. <u>Neo Exchange Inc.</u>

1. *Name*: Neo Exchange Inc.
    Address: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2. *Form of organization*: Corporation

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Canada under section 178 of the Canada Business Corporation
    Act on January 15, 2019.

4. *Brief description of nature and extent of affiliation*: Neo Exchange Inc. was
    acquired by Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
    purpose of engaging in any lawful activity under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    <u>Current Directors</u>
    - Perry Dellelce
    - Lori-Ann Beausoleil
    - Dave Howson
    - Adam Inzirillo
    - Maureen Jensen
    - Joseph Schmitt
    - Ian Telfer

    <u>Officers</u>
    - Joseph Schmitt (President and CEO)
    - Aimee Schmitt (Head of Marketing and Communications)
    - Terry Mack (Chief Financial Officer)
    - Erik Sloane (Chief Revenue Officer)
    - Joacim Wiklander (Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

RRR. <u>Neo Connect Inc.</u>

1.   *Name*: Neo Connect Inc.
       Address: 65 Queen Street West, Suite 1900, Toronto, ON, M5H 2M5 Canada

2.   *Form of organization*: Corporation

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Canada under section 178 of the Canada Business Corporation
       Act on January 17, 2014.

4.   *Brief description of nature and extent of affiliation*: Neo Connect Inc. was
       acquired by Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
       purpose of engaging in any lawful activity under the act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       <u>Current Directors</u>
       - Perry Dellelce
       - Dave Howson
       - Joseph Schmitt

       <u>Officers</u>
       - Joseph Schmitt (President and CEO)
       - Terry Mack (Chief Financial Officer)
       - Erik Sloane (Chief Revenue Officer)
       - Joacim Wiklander (Chief Operating Officer)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

SSS.   **<u>Cboe Ascent Holdings LLC</u>**

1.   *Name*: Cboe Ascent Holdings LLC
        Address: 1209 Orange Street, Wilmington, Delaware 19801

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on October 13, 2021.

4.   *Brief description of nature and extent of affiliation*: Cboe Ascent Holdings, LLC
        is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity under the act.EU benchmark
        regulation.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No change.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        <u>Current Directors</u>

        <u>Officers</u>
        - Dave Howson (President)
        - Chris Isaacson (EVP and COO)
        - Patrick J. Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

TTT. **BIDS Australia Pty. Ltd.**

1. *Name*: BIDS Australia Pty. Ltd.
   Address: Governor Phillip Tower, Level 23, 1 Farrer Place, Sydney, NSW 2000

2. *Form of organization*: Limited Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in New South Wales under the Corporations Act 2001 on March 7, 2023.

4. *Brief description of nature and extent of affiliation*: BIDS Australia Pty. Ltd. is a wholly-owned subsidiary of Global Services LLC.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity under the act.EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No change.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Stephen Berte
   - Murrough O'Brien

   Officers
   - Murrough O'Brien (Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)

Response:

1. <u>Officers</u>

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers			
Name:	Title:	Appointment Date:	Termination/ Change Position Date:
Alexandra Albright	Senior Vice President, Chief Compliance Officer	02/28/17	02/11/19 – Change in title
Kristin Boyd	VP, Derivative Sales	08/16/22	
Carmen Brannan	Vice President, Government Relations	02/08/22	
Kevin Carrai	Vice President, Market Data and Access Services	02/10/15	02/11/19 – Change in title
Cole Chmielewski	Vice President, Operations	02/22/20	
Bo Chung	Senior Vice President, Global Head of Sales & Index Licensing	02/08/22	

Catherine Clay	EVP, Global Head of Derivatives	02/13/18		10/11/23 – Change in title
Gary Compton	Vice President, Communications	07/30/18		02/11/19 – Change in title
Jeff Connell	Vice President, Deputy Chief Regulatory Officer	11/02/15		03/01/18 - Change in title
Brent Coonrod	Vice President, Software Engineering	01/07/19		
Gina DeRaimo	Vice President, Derivatives Institute	01/07/20		04/20/21 – Change in title
Laura Dickman	Vice President, Associate General Counsel	02/13/18		03/01/18 - Change in title
James Enstrom	Senior Vice President, Chief Audit Executive	02/28/17		02/11/19 – Change in title
Angelo Evangelou	SVP, Chief Policy Officer	02/11/20		
Stacie Fleming	SVP, Marketing and Communications	02/02/21		
Stephanie Foley	EVP, Chief Human Resources Officer	08/16/22		10/11/23 – Change in title
Carmen Brannan Frazier	VP, Government Relations	02/08/22		
Todd Furney	Vice President, Chief Risk Officer	02/28/17		
Jennifer Golding	Vice President, Associate General Counsel, Chief Litigation Officer	07/30/18		
Jill Griebenow	EVP, CFO, Treasurer	08/15/18		08/10/23 – Change in title
John Hiatt	Vice President, Product Development	02/11/19		
Rob Hocking	Senior Vice President, Head of Derivatives Strategy	12/17/18		

Name	Title	Date		Change
Gregory Hoogasian	Senior Vice President, Chief Regulatory Officer	02/28/17		
Dave Howson	President	05/12/22		
Adam Inzirillo	EVP, Global Head of DnA	10/28/19		10/11/23 – Change in title
Chris Isaacson	Executive Vice President, COO	02/10/15		01/14/19 – Change in title
Jennifer Lamie	Vice President, Chief Regulatory Advisor	02/13/18		03/01/18 - Change in title
Tim Lipscomb	SVP, Chief technology Officer			
Stephanie Marrin Lara	Vice President, Deputy Chief Regulatory Officer	02/13/18		03/01/18 - Change in title
Andrew Lowenthal	SVP, International Expansion and Business Development	02/28/17		10/30/19 – Change in title
Marc Magrini	Vice President, Administration	02/13/18		
Emily Mitchell	Vice President, Tax	02/11/20		
Anthony Montesano	Vice President, TSD and Membership Services	02/13/18		
Kyle Murray	VP and Associate General Counsel	10/28/19		
Dennis O'Callahan	VP, Multi-Asset Product Development	02/02/21		
Dan Overmyer	Vice President, Options Regulation	12/17/18		
Hemang Patel	VP, Project Management	02/02/21		
Arthur Reinstein	Senior Vice President and Deputy General Counsel	02/28/17		03/01/18 - Change in title
Stephanie Renner	SVP, Finance	08/16/22		

John Sexton	Executive Vice President, General Counsel & Corporate Secretary	02/28/17	03/01/18 - Change in title
Steven Sinclair	Vice President, Systems Development	02/13/18	
Eileen Smith	Vice President, Data and Analytics	02/13/18	02/11/19 – Change in title
Hatice Unal	SVP, Infrastructure	08/10/23	
Allen Wilkinson	VP and Controller	02/02/21	
Omarr Woodhouse	VP, Operations	02/02/21	
Troy Yeazel	Senior Vice President, Operations	11/02/15	
Umesh Yerram	VP, Chief Information Security Officer	02/02/21	
Former Officers			
Name:	Title:	Appointment Date:	Termination/ Change Position Date:
Michael Trees	Vice President, Trading System Development	02/13/18	01/03/2020
Mark Hemsley	Senior Vice President	01/07/20	02/28/20
Lawrence Bresnahan	Vice President, Market & Member Regulation	02/13/18	06/26/20
Aaron Weissenfluh	Vice President, Chief Information Security Officer	02/10/15	08/14/20
Carol Kennedy	SVP, Chief Communications Officer	02/11/20	12/31/20
Vivian Yiu	Vice President, FX Chief Operating Officer	11/01/16	02/02/21
Bryan Harkins	Executive Vice President, Head of Markets Division	02/10/15	03/24/21

Jackie Hancock	Vice President, Controller		11/01/18		06/11/21
John Palmer	VP, Business Development		02/02/21		10/26/21
Eric Crampton	Senior Vice President, CTO		05/12/15		01/14/22
Jen Browning	Vice President, Chief Human Resources Officer		07/29/19		01/31/22
Michael Mollet	VP, Head of Futures		10/28/19		03/29/22
Laura Morrison	Senior Vice President, ETP Listings		05/12/15		05/06/22
Brett Johnson	Vice President, Software Engineering		01/07/19		07/08/2022
Brittany Carter	VP, Financial Planning and Analysis		02/02/21		
Brian N. Schell	Executive Vice President, Chief Financial Officer, Treasurer		02/10/15		07/18/23
Curt Schumacher	Vice President, Infrastructure		02/13/18		08/15/23
Ed Tilly	CEO		02/28/17		09/18/23
Arianne Adams	Senior Vice President, Head of Options and Global Client Services		01/07/19		10/31/23
John Deters	Executive Vice President, Chief Strategy Officer		02/28/17		11/07/23

2.   Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors						
Name		Classification(s)		Appointment Date:		Termination Date:
Bruce Andrews		Director		02/13/18		
Gilbert Bassett		Director		02/19/23		
Alexander Matturri, Jr.		Director		05/18/21		
Kevin Murphy		Director		02/13/18		
Anada Radhakrishnan		Director		01/01/23		
David Roscoe		Director		10/13/10		
Hillary Sale		Director		12/19/22		
Scott Wagner		Director		10/27/16		
Former Directors						
Name:		Title:		Appointment Date:		Termination/Change Position Date:
Jill Sommers		Director		10/26/15		07/18/21
Brian Schell		Director		08/16/22		07/18/23
Ed Tilly		Director		08/10/23		09/18/23

3.   Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee
- Bruce Andrews
- Ananda Radhakrishnan

- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe